Will H. Cai T: +852 3758 1210 wcai@cooley.com

October 10, 2024

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kate Tillan and David Irving

Re:	Bitdeer Technologies Group
Form 20-F for the Fiscal Year Ended December 31, 2023
Filed March 28, 2024
File No. 001-41687

Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”), dated September 13, 2024, from the staff of the Securities and Exchange Commission regarding the above referenced Form 20-F of Bitdeer Technologies Group (the “Company”).

The Company respectfully requests an extension to respond to the Comment Letter by no later than October 25, 2024.

Please direct any comments or questions to me at +852 3758 1210.

Sincerely,

/s/ Will H. Cai
Will H. Cai
Cooley LLP

cc:	Jihan Wu, Bitdeer Technologies Group
Jianchun Liu, Bitdeer Technologies Group

Partners: Will H. Cai Michael X. Yu Pang Lee Ferish P. Patel Ethan Z. Jin Xun Zeng Jie Zhang Registered Foreign Lawyer (New York): Yiming Liu

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong T: +852 3758 1200 F: +852 3014 7818 cooley.com